

10035549

CM

S
E COMMISSION
0549

OMB APPROVAL	
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Expires:	February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Public

SEC FILE NUMBER
8- 17631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colonial Securities,Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 Elizabeth Street, #502
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Wong, Vice President — 212-964-6505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei,Wei & Co. LLP
(Name – *if individual, state last, first, middle name*)

133-10 39th Ave.	Flushing	NY	11354
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/19/2010

AFFIRMATION

I, Yee Yee Wong, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Colonial Securities, Inc. as of and for the year ended December 31, 2009, are true and correct. I further affirm that neither Colonial Securities, Inc. nor any officer or director has any propriety interest in any account classified solely as that of a customer.

Yee Yee Wong — Date

President
Title

Sworn to before me this
25th day of February 2010.

2/25/10
Notary Public

ALICE YONG
Notary Public, State of New York
No. 4858709
Qualified in Suffolk County
Commission Expires April 21, 19[illegible]

COLONIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	143,132
Receivable from clearing organization		175,832
Loans to stockholders *(Note 4)*		102,636
Property and equipment, net of accumulated depreciation and amortization of $72,116 *(Notes 2 and 3)*		7,247
Deferred income taxes *(Notes 2 and 6)*		32,977
Other assets		30,844
TOTAL ASSETS	$	492,668

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	59,258
Total current liabilities		59,258
COMMITMENTS AND CONTINGENCIES *(Notes 5 and 8)*		-
STOCKHOLDERS' EQUITY:		
Common stock, no par value,		
Class A, voting; authorized 500 shares; issued and outstanding 252 shares		58,500
Class B, non-voting; authorized 500 shares; issued and outstanding 120 shares		26,460
Additional paid-in capital		98,000
Retained earnings		250,450
Total stockholders' equity		433,410
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	492,668

See accompanying notes to financial statements.